GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
8515 East Orchard Road
Greenwood Village, CO 80111

March 2, 2016

VIA EDGAR
Patrick Scott, Senior Counsel
Division of Investment Management, Disclosure Review Office No. 3
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:         Great-West Life & Annuity Insurance Company (“Registrant”)
Post-Effective Amendment No. 2 on Form S-1
File No. 333-194436

Mr. Scott:

            On March 2, 2016, the above-named Registrant filed an electronically formatted copy of the above-captioned Post-Effective Amendment (the “PEA”) under the Securities Act of 1933. The PEA is similar in all material respects to the previously filed registration statement except as noted below. The PEA contains only the following changes that could be deemed material changes to the prospectus contained within the previously filed registration statement:

1.	The incorporation by reference of documents was updated to incorporate by reference the 2015 Form 10-K, filed March 1, 2016. All references to the Form 10-K and financial statements were also updated.

2.	The disclosures regarding Excess Withdrawals during the Accumulation Phase and the GAW Phase have been revised for greater clarity.

3.	The disclosure regarding spousal continuation rights has also been revised for greater clarity.

4.	Standard disclosures have been added addressing Cyber Security as well as Unclaimed and Abandoned Property.

At the appropriate time, the Registrant and principal underwriter will submit written requests for acceleration, seeking acceleration of the effectiveness of the Registration Statement to April 29, 2016. Any assistance you can provide to assist us in meeting this request would be very much appreciated.

Please direct any questions to me, and thank you for your time.

Sincerely,

/s/ Brian G. Stallworth
Brian G. Stallworth, Counsel
Great-West Life & Annuity Insurance Company
(303) 737-0415